ALLGREEN PROPERTIES LIMITED

[redacted]

05007911

File No. 82-4959

Date: 22 APR 2005

PROCESSING SECTION
RECEIVED
MAY 05 2005
179
SEC MAIL
WASH. D.C.

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

dlw 5/16

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

The Board of Directors of Allgreen Properties Limited ("the Company") is pleased to announce that at the 19th Annual General Meeting ("AGM") of the Company held on 22 April 2005, all resolutions relating to the matters set out in the Notice of AGM dated 31 March 2005 were duly passed.

By Order of the Board
Ms Isoo Tan
Company Secretary
22 April 2005